June 4, 2010

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Christina DiAngelo

Re: Global X Funds (File No. 811-22209)

Ms. DiAngelo:

This letter responds to comments provided by you to Global X Management Company LLC and SEI Global Fund Services, in their capacity as adviser and sub-administrator, respectively, to the Global X Funds (the "Trust") in a telephone conversation on May 5, 2010. The comments provided relate to the October 31, 2009 annual report filed on Form N-CSR (the "Report") for Global X/InterBolsa FTSE Colombia 20 ETF and Global X FTSE Nordic 30 ETF (each a "Fund" and collectively the "Funds"). Additionally, comments for the Funds also relate to Forms 40-17G, filed on January 22, 2009 and November 17, 2009, Form N-SAR-B filed on December 29, 2009 and Form N-CSR filed on January 8, 2010.

In connection with our responses, we acknowledge that the Funds, through its officers and trustees, are primarily responsible for the adequacy and accuracy of the disclosure in the Reports. Staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the Report. Furthermore, the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of each of your comments below, followed by our response.

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SEC COMMENT 1 -
Per Form 40-17G filed on January 22, 2009, the Trust's bond insurance expired on September 26, 2009. The subsequent Form 40-17G filed on November 17, 2009 indicated that the Trust's subsequent bond insurance coverage began on October 10, 2009. Please explain the gap in time between September 26, 2009 and October 10, 2009.
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RESPONSE TO COMMENT 1 -
ON SEPTEMBER 17, 2009, TRAVELERS, THE INSURER OF THE TRUST'S BOND INSURANCE POLICY AT THAT TIME, EXTENDED THE POLICY'S COVERAGE FROM SEPTEMBER 26, 2009 TO OCTOBER 10, 2009. TRAVELERS PROVIDED THIS TWO-WEEK EXTENSION TO ACCOMMODATE A PREVIOUSLY SCHEDULED OCTOBER 2, 2009 BOARD OF TRUSTEES MEETING WHERE THE TOPIC OF BOND INSURANCE AND ITS RENEWAL WAS TO BE DISCUSSED AND VOTED ON BY THE
TRUST'S TRUSTEES. WE ARE IN THE PROCESS OF FILING AN AMENDMENT TO THE FORM 40-17G FOR THAT REPORTING PERIOD TO REFLECT THE EXTENSION.
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

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SEC COMMENT 2 -
Please review all Funds' relevant series and class information on EDGAR and update, if necessary.

RESPONSE TO COMMENT 2 -
MANAGEMENT HAS REVIEWED AND UPDATED, AS APPROPRIATE, THE SERIES AND CLASS INFORMATION ON EDGAR. PLEASE NOTE THAT THE STATUS OF THE "XYZ FUND," WHICH HAS NEVER BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION, HAS BEEN CHANGED TO "INACTIVE."
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SEC COMMENT 3 -
On Form N-SAR-B filed on December 29, 2009, the internal control letter submitted with the filing did not contain the independent accountants' name. Please amend the filing to include this information.

RESPONSE TO COMMENT 3 -
MANAGEMENT AGREES WITH THE OBSERVATION. AN AMENDED FORM N-SAR-B WAS FILED ON MAY 7, 2010 WITH THE INDEPENDENT ACCOUNTANTS' NAME INCLUDED.
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SEC COMMENT 4 -
In the management discussion of fund performance ("MDFP") section of the Report, the Global X/InterBolsa Colombia 20 ETF benchmark index is identified as the Global X/InterBolsa 20 Index. In the growth of $10,000 graph, the performance of the Fund is compared to the FTSE Colombia 20 Index. Please explain why the Fund is not being compared to the same index in both the MDFP and graph.

RESPONSE TO COMMENT 4 -
THE BENCHMARK FOR THE GLOBAL X/INTERBOLSA COLOMBIA 20 ETF IS THE FTSE COLOMBIA 20 INDEX. THE BENCHMARK WAS LABELED INCORRECTLY IN THE MDFP. GOING FORWARD, ALL REFERENCES TO THE INDEX IN THE REPORT WILL REFLECT ITS CORRECT NAME.
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SEC COMMENT 5 -
In the growth of $10,000 graph section of the Report, please disclose the cumulative total return and the average annual total return based on NAV and bid/ask price for the Funds and the cumulative total return on the relevant underlying indexes for the one, five and ten year periods (or life of the fund).

RESPONSE TO COMMENT 5 -
MANAGEMENT AGREES, AND IN THE FUTURE ALL REQUIRED RETURNS WILL BE PRESENTED IN THE REPORT.
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SEC COMMENT 6 -
In the statement of assets and liabilities for the Global X FTSE Nordic 30 ETF, please explain what makes up the $1,500 in other accrued expenses.

RESPONSE TO COMMENT 6 -
THE AUTHORIZED PARTICIPANT HAD INCORRECTLY PAID A CREATION FEE OF $1,500 TO THE GLOBAL X FTSE NORDIC 30 ETF (THE "FUND") IN OCTOBER 2009. THE CREATION FEE SHOULD HAVE BEEN PAID TO THE ADVISOR OF THE FUND. IN ORDER TO PROPERLY REFLECT THE CREATION FEE IN THE FINANCIAL STATEMENTS, THE $1,500 WAS SHOWN AS A LIABILITY IN OTHER ACCRUED EXPENSES. THE CREATION FEE WAS SUBSEQUENTLY PAID FROM THE FUND TO THE ADVISOR AFTER THE FISCAL YEAR END.
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SEC COMMENT 7 -
In the statement of changes in net assets, the Funds show beginning net assets of zero. In the subsequent reports, please update the beginning net assets to reflect the seed cash that each Fund received prior to their inception.

RESPONSE TO COMMENT 7 -
MANAGEMENT AGREES, AND THE SUBSEQUENT REPORTS WILL REFLECT THE SEED CASH AS THE BEGINNING NET ASSETS FOR THE PERIOD.
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SEC COMMENT 8 -
In the organization note in the notes to financial statements, please add disclosure as to whether the Funds are diversified.

RESPONSE TO COMMENT 8 -
MANAGEMENT AGREES, AND WILL ADD DISCLOSURE IN FUTURE REPORTS AS TO WHETHER OR NOT THE FUNDS ARE DIVERSIFIED.
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SEC COMMENT 9 -
In the trustees and officers of the trust section of the Report, please disclose the term of office for each of the trustees and officers of the Trust.

RESPONSE TO COMMENT 9 -
MANAGEMENT AGREES, AND FUTURE REPORTS WILL INCLUDE THE TERM OF OFFICE FOR THE TRUSTEES AND OFFICERS OF THE TRUST.
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SEC COMMENT 10 -
In item 2 of Form N-CSR, please add additional language surrounding any potential amendments and waivers to the Trust's code of ethics.

RESPONSE TO COMMENT 10 -
MANAGEMENT AGREES, AND WILL ADD ADDITIONAL LANGUAGE TO THE CODE OF ETHICS SURROUNDING ANY POTENTIAL AMENDMENTS AND WAIVERS.
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SEC COMMENT 11 -
Per N-1A item 27-D1, please modify the introductory language in the disclosure of fund expenses section of the Report to include brokerage fees as expenses that impact a shareholder.

RESPONSE TO COMMENT 11 -
MANAGEMENT AGREES, AND WILL AMEND THE INTRODUCTORY LANGUAGE IN THE DISCLOSURE OF FUND EXPENSES TO INCLUDE BROKERAGE FEES.
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Please  contact  Bruno del Ama at (347)  756-4648 if you have any  questions  or comments.



Very truly yours,

/s/ Bruno del Ama
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Bruno del Ama
President, Global X Funds


cc:       Jose C. Gonzalez
          Stephen F. Panner
          James F. Volk
          Joseph M. Gallo
          James J. Hoffmayer